SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

ELECTRONIC ARTS INC.

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

285512109

(CUSIP Number of Class of Securities (Underlying Common Stock))

Stephen G. Bené

Senior Vice President, General Counsel and Secretary

Electronic Arts Inc.

209 Redwood Shores Parkway

Redwood City, California 94065

(650) 628-1500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

With copies to:

Jeffrey R. Vetter, Esq.

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, California 94041

Telephone: (650) 988-8500

Facsimile: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$65,029,439	$3,628.64

*	The transaction valuation has been calculated solely for purposes of determining the filing fee and should not be used or relied upon for any other purpose. The amount assumes that all outstanding options to purchase shares of Electronic Arts Inc. common stock that may be eligible for exchange in this offer will be exchanged. These options cover an aggregate of 18,509,575 shares of common stock of Electronic Arts Inc. and have an aggregate value of $65,029,439 as of October 15, 2009, calculated using the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and by Fee Rate Advisory No. 5 for Fiscal Year 2009 and Fee Rate Advisory No. 2 for Fiscal Year 2010 equals $55.80 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the “Summary Term Sheet” of the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated October 21, 2009 (the “Offer to Exchange”), attached hereto as Exhibit 99(a)(1)(A), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Electronic Arts Inc., a Delaware corporation (“Electronic Arts” or the “Company”). Electronic Arts’ principal executive office is located at 209 Redwood Shores Parkway, Redwood City, CA 94065, and its telephone number is (650) 628-1500.

(b) Securities. This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to a stock option exchange program offered by Electronic Arts to certain employees (the “Offer”) to exchange certain outstanding options to purchase shares of Electronic Arts common stock, par value $0.01 per share (“Common Stock”) granted prior to October 21, 2008 that have an exercise price per share that is greater than $28.18 for restricted stock units to be granted under Electronic Arts’ 2000 Equity Incentive Plan (the “2000 Plan”) or, for employees subject to taxation in Canada or China, shares of restricted stock or options, respectively, to be granted under the 2000 Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange. As of October 15, 2009, options to purchase approximately 18,509,575 shares of Electronic Arts common stock were eligible for exchange in the Offer. The Offer is currently set to expire at 9:00 P.M., U.S. Pacific Time, on November 18, 2009, but may be extended by the Company. The information set forth in Part III, Section 1 (“Eligibility”), Section 2 (“Number of Restricted Stock Units; Expiration Date”), Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Units and Restricted Stock Awards”) and Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Units and Restricted Stock Awards”) of the Offer to Exchange is incorporated herein by reference.

(c) Trading and Market Price. The information set forth in Part III, Section 8 (“Price Range of Our Common Stock”) of the Offer to Exchange is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The filing person is the subject company, Electronic Arts. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Appendix B of the Offer to Exchange (“Information about the Directors and Executive Officers of Electronic Arts Inc.”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the “Summary Term Sheet,” Part II (“Certain Risks of Participating in the Offer”), and Part III, Section 1 (“Eligibility”), Section 2 (“Number of Restricted Stock Units; Expiration Date”), Section 4 (“Procedures for Tendering Options”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Units and Restricted Stock Awards”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Units and Restricted Stock Awards”), Section 12 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”), Section 15 (“Considerations Specific to Eligible Employees Outside the United States”) and Section 16 (“Extension of Offer; Termination; Amendment”) of the Offer to Exchange is incorporated herein by reference.

(b) Purchases. Members of the Company’s Board of Directors and the “named executive officers” identified in Appendix B of the Offer to Exchange are not eligible to participate in the Offer. The information in Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) of the Offer to Exchange is incorporated herein by reference.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) of the Offer to Exchange is incorporated herein by reference. The eligible option plans and related option agreements and the 2000

Plan under which restricted stock units, restricted stock and options will be awarded are incorporated herein by reference to Exhibits 99(d)(1) through 99(d)(11) of this Schedule TO and contain information regarding the subject securities.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in Part III, Section 3 (“Purpose of the Offer”) of the Offer to Exchange is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Part III, Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Units and Restricted Stock Awards”) and Section 12 (“Status of Options Accepted By Us in the Offer; Accounting Consequences of the Offer”) of the Offer to Exchange is incorporated herein by reference.

(c) Plans. The information set forth in Part III, Section 10 (“Information Concerning Electronic Arts Inc.”) of the Offer to Exchange is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in Part III, Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Units and Restricted Stock Awards”) and Section 17 (“Fees and Expenses”) of the Offer to Exchange is incorporated herein by reference.

(b) Conditions. The information set forth in Part III, Section 7 (“Conditions of the Offer”) of the Offer to Exchange is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Appendix B (“Information About the Directors and Executive Officers of Electronic Arts Inc.”) of the Offer to Exchange is incorporated herein by reference.

(b) Securities Transactions. The information set forth in Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) of the Offer to Exchange is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in Part III, Section 10 (“Information Concerning Electronic Arts Inc.”) and Section 18 (“Additional Information”) of the Offer to Exchange, Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009, filed with the Securities and Exchange Commission on May 22, 2009, and Item 1 (“Condensed Consolidated Financial Statements (Unaudited)”) of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, filed with the Securities and Exchange Commission on August 10, 2009, is incorporated herein by reference. A copy of the Company’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) of the Offer to Exchange is incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELECTRONIC ARTS INC.

By:	/S/ STEPHEN G. BENÉ
Stephen G. Bené
Senior Vice President, General Counsel and Secretary

Dated: October 21, 2009

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99(a)(l)(A)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated October 21, 2009

99(a)(1)(B)	Form of Election Form

99(a)(1)(C)	Form of Election Form (Canada)

99(a)(1)(D)	Form of Election Form (China)

99(a)(1)(E)	Form of Election Form (Netherlands)

99(a)(1)(F)	Screenshots from Stock Option Exchange Program Website

99(a)(1)(G)	Slides and Transcript from Presentation to Employees Regarding the Stock Option Exchange Program

99(a)(1)(H)	Australia Offer Document

99(a)(1)(I)	Notice to Eligible Employees in Germany

99(a)(1)(J)	Form of Restricted Stock Unit Agreement (U.S.) under Electronic Arts Inc. 2000 Equity Incentive Plan

99(a)(1)(K)	Form of Restricted Stock Unit Agreement (International) under Electronic Arts Inc. 2000 Equity Incentive Plan

99(a)(1)(L)	Form of Restricted Stock Unit Agreement (United Kingdom) under Electronic Arts Inc. 2000 Equity Incentive Plan

99(a)(1)(M)	Form of Restricted Stock Unit Agreement (France) under Electronic Arts Inc. 2000 Equity Incentive Plan and related sub-plan

99(a)(1)(N)	Form of Restricted Stock Agreement (Canada) under Electronic Arts Inc. 2000 Equity Incentive Plan

99(a)(1)(O)	Form of Option Agreement (China) under Electronic Arts Inc. 2000 Equity Incentive Plan

99(a)(1)(P)	Form of Communication from Gabrielle Toledano, the Company’s Senior Vice President, Human Resources, to Eligible Employees, dated October 21, 2009, regarding “Announcement of Stock Option Exchange Program”

99(a)(1)(Q)	Form of Confirmation of Receipt of Election Form

99(a)(1)(R)	Form of Reminder of Expiration of Stock Option Exchange Program

99(a)(1)(S)	Electronic Arts Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2009, SEC File No. 000-17948, filed with the Securities and Exchange Commission on May 22, 2009 and incorporated herein by reference

99(a)(1)(T)	Electronic Arts Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 18, 2009, SEC File No. 000-17948, and incorporated herein by reference

99(a)(1)(U)	Electronic Arts Inc. Current Report on Form 8-K filed on July 15, 2009, SEC File No. 000-17948, and incorporated herein by reference

99(a)(1)(V)	Electronic Arts Inc. Current Report on Form 8-K filed on July 30, 2009, SEC File No. 000-17948, and incorporated herein by reference

99(a)(1)(W)	Electronic Arts Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2009, SEC File No. 000-17948, filed with the Securities and Exchange Commission on August 10, 2009 and incorporated herein by reference

99(b)	Not applicable

99(d)(1)	Electronic Arts Inc. 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to Electronic Arts Inc. Current Report on Form 8-K filed on July 30, 2009, SEC File No. 000-17948)

99(d)(2)	Form(s) of Stock Option Agreement (U.S. Participants) under Electronic Arts Inc. 2000 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Electronic Arts Inc. Current Report on Form 8-K filed on July 30, 2009, SEC File No. 000-17948)

99(d)(3)	Form of Stock Option Agreement (International) under Electronic Arts Inc. 2000 Equity Incentive Plan

99(d)(4)	Form of Stock Option Agreement (United Kingdom) under Electronic Arts Inc. 2000 Equity Incentive Plan

99(d)(5)	Form of Stock Option Agreement (France) under Electronic Arts Inc. 2000 Equity Incentive Plan

99(d)(6)	VG Holding Corp. 2005 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 4.03 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-148596, filed with the Securities and Exchange Commission on January 10, 2008)

99(d)(7)	JAMDAT Mobile Inc. 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.20 to JAMDAT Mobile Inc. Registration Statement on Form S-1, SEC File No. 333-117127, declared effective by the Securities and Exchange Commission on September 28, 2004)

99(d)(8)	Forms of JAMDAT Mobile Inc. 2004 Equity Incentive Plan Stock Option Agreement and related documentation (incorporated by reference to Exhibit 4.05 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-131933, filed with the Securities and Exchange Commission on February 17, 2006)

99(d)(9)	Forms of JAMDAT Mobile Inc. 2004 Equity Incentive Stock Award Agreement and related documentation (incorporated by reference to Exhibit 4.06 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-131933, filed with the Securities and Exchange Commission on February 17, 2006)

99(d)(10)	Maxis 1995 Stock Option Plan (incorporated by reference to Exhibit 10.40 to Electronic Arts Inc. Registration Statement on Form S-4, SEC File No. 333-30029, filed with the Securities and Exchange Commission on June 25, 1997)

99(d)(11)	Form of Stock Option Agreement under Maxis 1995 Stock Option Plan (incorporated by reference to Exhibit 10.40 to Electronic Arts Inc. Registration Statement on Form S-4, SEC File No. 333-30029, filed with the Securities and Exchange Commission on June 25, 1997)

99(g)	Not applicable

99(h)	Not applicable